Innodata Inc. Three University Plaza Hackensack, NJ 07601

Via Edgar

September 19, 2013

Mr. Patrick Gilmore

Accounting Branch Chief

United States Securities and Exchange Commission

Division of Corporate Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:	Innodata Inc.
Form 10-K for the fiscal year ended December 31, 2012
Filed March 15, 2013
Form 10-Q for the quarterly period ended June 30, 2013
August 8, 2013
File No. 001-35774

Dear Mr. Gilmore:

This confirms that we have received your letter dated September 11, 2013 regarding the Securities and Exchange Commission Staff’s review of Innodata Inc’s 10-K for the fiscal year ended December 31, 2012 filed on March 15, 2013 and 10-Q for the quarterly period ended June 30, 2013 filed on August 8, 2013. In accordance with our Vice President of Finance, Raj Jain’s discussion with Eiko Yaoita Pyles of your office on September 18, 2013, we intend to respond by October 4, 2013. Thank you for your consideration of this extension.

Please do not hesitate to call me at 201-371-8019 with any questions.

Sincerely,

/s/O’Neil Nalavadi

O’Neil Nalavadi

Senior Vice President

Chief Financial Officer